Stride Tech Medical, Inc.



ANNUAL REPORT

1614 Timber Ln.

Boulder, CO 80304

(720) 460-0398

https://www.stridetechgo.com/

This Annual Report is dated June 2, 2023.

BUSINESS

StrideTech Medical, Inc. ("StrideTech" or the "Company") is a medical device accessory early-stage start-up company. Our patented device (issue date from USPTO of 03/15/22) – StrideTech Go - is an attachment to walkers providing real-time haptic (vibration in the handles) and LED feedback to users. These corrective cues will help a user know when they are placing too much weight – or too little – on the handles, or if their hips are too far away from the walker frame. These corrections help prevent behaviors that lead to falls.

StrideTech Go simultaneously provides users with real time feedback while collecting and storing data. Uploaded from the attachment to our database. The data we collect is reported to Physical Therapists, Physicians, Caregivers and families with information on posture, weight distribution, and usage.

Feedback to users and healthcare professionals will facilitate and maintain correct mobility device use, improving posture, reducing walker dependence and contributing to increased confidence, independence and help prevent falls. For families, we will be able to report the walker is being used, times of day, and other information about the use of the walker – providing an unobtrusive way of checking in.

Stride Tech Medical, Inc. will sell our hardware B2C and B2B, through our website and through DME stores and retailers - we will also sell monthly subscriptions to reports to all interested parties the user approves.

Stride Tech Medical, Inc. was incorporated as a domestic corporation on June 25, 2019, under the laws of the state of Delaware. Its principal place of business and headquarters are in Colorado.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $220,000.00

Use of proceeds: R&D, Operations

Date: November 22, 2021

Offering exemption relied upon: 506(c)

Type of security sold: SAFE

Final amount sold: $175,000.00

Use of proceeds: R&D and operations

Date: December 03, 2020

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $35,000.00

Number of Securities Sold: 319,090

Use of proceeds: R&D and operations

Date: February 22, 2020

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 84,678

Use of proceeds: In February 2020, the Company sold 319,090 shares of Common Stock to an investor for $35,000 which represented 7% of the Company's total capital stock on a fully-diluted basis. This investor is subject to anti-dilution protection; if the Company issues additional shares of Common Stock to any person, the Company shall issue additional shares to this particular investor for no additional consideration to maintain ownership interest at 7% of the Company's total capital stock on a fully-diluted basis. In January 2021, the Company issued an additional 84,678 shares of Common Stock to this investor for no additional consideration. The anti-dilution will be waived upon raising $250,000.00 in an announced raise.

Date: January 01, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

No revenue has been generated by the company. Research and development and testing have been the Company's primary focus. We believe StrideTech will be in a position, once capital has been raised, to begin production and sales in 2022.

Cost of sales

No cost of sales have been incurred in 2021 or 2020.

Our testing units have generated COGS of approximately $115/unit - prices per unit have fluctuated due to supply chain challenges. We believe StrideTech's cost per unit will continually decrease as we produce larger quantities, and the Company benefits from economies of scale.

We believe our Cost of sales in 2022 will increase as we hire sales and support personnel, incur marketing expenses and hire one person in operations.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of Stride Tech Medical, Inc.

Operating Expenses in 2021 increased $83,718 from 2020. Approximately $20,000 of this increase was due to increased compensation and benefits costs as co-founders began to draw a salary. All salaries in 2021 were increased to $30,000/year. We believe salaries will increase to $60,000/yr to provide a living wage for current Stride Tech Medical, Inc. employees.

We believe further compensation and benefits expenses will be incurred as the company hires additional staff in sales and marketing at current market prices. The Company plans to hire four employees in 2022 and 2023 in sales and marketing and one in operations.

Historical results and cash flows:

Past expenses primarily centered around salaries, which are well below market. All staff salaries are $30,000 a year.

Future expenses will will see an increase of current salaries from $30/k to $60/k to provide a living wage. We will see a dynamic increase in SG&A as we add staff in our marketing, sales teams and operations.

Cash was generated by selling equity to fund operations. Revenues should begin in late 2023 or early 2024 as we sell product. The need to sell equity will decrease as revenues increase.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $35,872.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: George F. Douaire - Deferred Salary

Amount Owed: $65,385.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: The Caruso Foundation

Amount Owed: $50,000.00

Interest Rate: 0.0%

Creditor: Param Singh

Amount Owed: $0.00 - debt was forgiven

Interest Rate: 0.0%

Creditor: University of Colorado Foundation

Amount Owed: $25,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: George F. Douaire

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: JOE ED McCREERY

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Sally Cottingham

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: William Nestos

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Peter Nestos

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Mitchell Goldsmith

Amount Owed: $20,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Joseph McCreery

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: James Ertmann

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Jean Kempner

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: James McCauley

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Aila Main

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Terry O'Brien

Amount Owed: $20,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Glenn Klauke

Amount Owed: $15,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Deming Center Venture Fund

Amount Owed: $25,000.00

Interest Rate: 0.0%

Creditor: Ivan Yuen

Amount Owed: $25,000.00

Interest Rate: 0.0%
$8M Valuation Cap, 20% discount

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: George Douaire

George Douaire's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & CEO

Dates of Service: September, 2020 - Present

Responsibilities: Overall management of the company. Currently takes a salary of $30k/year.

Position: Director

Dates of Service: September, 2020 - Present

Responsibilities: Overall management of the Company

Other business experience in the past three years:

Employer: University of Colorado, Boulder

Title: Adjunct Professor

Dates of Service: January, 2020 - Present

Responsibilities: Instructor, 10 hours per week (3 business hours, remainder are on personal time).

Other business experience in the past three years:

Employer: K8 Ventures

Title: Advisory Board

Dates of Service: December, 2018 - Present

Responsibilities: Provide business advice, 3 hours per month

Other business experience in the past three years:

Employer: Douaire Partners

Title: Principal

Dates of Service: December, 2001 - September, 2020

Responsibilities: Consultant

Name: Humsini Acharya

Humsini Acharya's current primary role is with University of Colorado, Boulder. Humsini Acharya currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June, 2019 - Present

Responsibilities: General management and oversight of the company

Position: Co-Founder & Board Secretary

Dates of Service: June, 2019 - Present

Responsibilities: Coordination and facilitation of Board Meetings

Other business experience in the past three years:

Employer: University of Colorado, Boulder

Title: Engineering Consultant, Integrated Teaching and Learning Laboratory

Dates of Service: August, 2022 - Present

Responsibilities: Engineering Consultant, Integrated Teaching and Learning Laboratory at CU Boulder

Name: Andrew Plum

Andrew Plum's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & Chief Technical Officer

Dates of Service: June, 2019 - Present

Responsibilities: Development of product technology. Currently takes a salary of $30k/year.

Position: Director

Dates of Service: June, 2019 - Present

Responsibilities: General management & oversight of the company

Name: Timothy Visos-Ely

Timothy Visos-Ely's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder and Chief Product Officer

Dates of Service: June, 2019 - Present

Responsibilities: Development of the product. Currently takes a salary of $30k/year.

Position: Director

Dates of Service: June, 2019 - Present

Responsibilities: General management and oversight of the company

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Timothy Visos-Ely

Amount and nature of Beneficial ownership: 1,260,000

Percent of class: 24.78

Title of class: Common Stock

Stockholder Name: Humsini Acharya

Amount and nature of Beneficial ownership: 1,125,000

Percent of class: 22.13

Title of class: Common Stock

Stockholder Name: George Douaire

Amount and nature of Beneficial ownership: 1,125,000

Percent of class: 22.13

Title of class: SAFE ($4M Cap)

Stockholder Name: George Douaire

Amount and nature of Beneficial ownership: 10,000

Percent of class: 22.13

Title of class: Common Stock

Stockholder Name: Andrew Plum

Amount and nature of Beneficial ownership: 1,125,000

Percent of class: 22.13

RELATED PARTY TRANSACTIONS

Name of Entity: George F. Douaire

Relationship to Company: Director

Nature / amount of interest in the transaction: Deferred Compensation. As a Director, President & CEO George has elected to defer salary.

Material Terms: Douaire's deferment initiated in May of 2021 and continues to date. 2021 deferred amount was $19,615.45. In 2022, the amount was $30,000.00. All deferred compensation will be applied to a SAFE under the terms and conditions established in Douaire's initial SAFE.

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,944,486 outstanding. 176,348 share were issued in the Reg CF raise on StartEngine for $214,592

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 683,785 of shares to be issued pursuant to stock options, reserved but unissued.

Right of First Refusal

No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the Corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of common stock, then the stockholder shall first give written notice thereof to the Corporation.

The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the Corporation shall have the option to purchase all or a portion of the shares specified in the notice at the price and upon the terms set forth in such notice. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Article XI, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors.

In the event the Corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c) The Corporation may assign its rights hereunder.

(d) In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the Corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the Corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions as set forth in said transferring stockholder's notice.

(e) In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty (60) day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this Article XI in the same manner as before said transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Article XI:

(1) A stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be all of the partners or members. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, sister, or lineal descendant of a brother or sister, of the stockholder making such transfer.

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this Article XI.

(3) A stockholder's transfer of any or all of such stockholder's shares to the Corporation or to any other stockholder of the Corporation.

(4) A stockholder's transfer of any or all of such stockholder's shares to a person who, at the time of such transfer, is an officer or director of the Corporation.

(5) A corporate stockholder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders.

(7) A transfer by a stockholder which is a partnership to any or all of its partners or former partners.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Article XI, and there shall be no further transfer of such stock except in accordance herewith.

(g) The provisions of this Article XI may be waived with respect to any transfer either by the Corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the outstanding voting shares of the Corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Article XI may be amended or repealed either by a duly authorized action of the Board of Directors, or by the stockholders upon the express written consent of the owners of a majority of the outstanding voting shares of the Corporation.

(h) Any sale or transfer, or purported sale or transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this Article XI are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1) On January 1, 2039; or

(2) Upon the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(k) The certificates representing shares of stock of the Corporation subject to the foregoing right of first refusal shall bear the following legend so long as such right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

SAFE (no cap)

The security will convert into Common stock and the terms of the SAFE (no cap) are outlined below:

Amount outstanding: $175,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Equity financing, liquidity event, and dissolution event

Material Rights

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

SAFE ($4M Cap)

The security will convert into Safe preferred stock and the terms of the SAFE ($4M Cap) are outlined below:

Amount outstanding: $220,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $4,000,000.00

Conversion Trigger: Priced Round

Material Rights

Summary of SAFEs

During the periods ending December 31, 2019, 2020, and 2021, the Company entered into numerous SAFE agreements with third and related parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to either future equity in the Company via SAFE Preferred Stock during a qualified financing event, or automatically receive a portion of the proceeds during a liquidity event equal to the greater of (i) the purchase amount, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price at a 20% discount rate. Shares of SAFE Preferred Stock have identical rights, privileges, preferences, and restrictions as shares of Standard Preferred Stock other than with respect to liquidation preference. Thirteen (13) of the sixteen (16) SAFE agreements entered are subject to a valuation cap of $4M.

Material Rights

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a universal attachment to walkers. Our revenues are therefore dependent upon the market for walkers. We may never have an operational product or service It is possible that there may never be an operational StrideTech Go or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational WebApp or that the product may never be used. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured prototypes for our StrideTech GO. Delays or cost overruns in the development of our StrideTech GO and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors may receive get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate. It is possible our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits Stride Tech Medical, Inc. was formed on June 25, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Stride Tech Medical, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Stride Tech Medical, Inc. is a good idea; the team will be able to successfully market, and sell the product or service,;we are able to price our product(s) properly and in sufficient volume for the Company to succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company may lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as FCC and IEC and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible we will experience delays, defects, errors, or other problems with their work which will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As with most companies we rely on the internet to conduct our business, and as such, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Stride Tech medical, Inc. or in its computer systems could reduce the attractiveness of the business and result in a loss of investors, companies or customers interested in using our products. Further, we rely on a third-party technology provider to provide our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Stride Tech Medical, Inc. could harm our reputation and materially negatively impact our financial condition and business. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Supply Chain Issues Supply chain issues that are beyond our control may impact the availability and cost of products and resources and could negatively impact our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 2, 2023.

Stride Tech Medical, Inc.

By /s/ *George Douaire*

 Name: Stride Tech Medical, Inc.

 Title: President, CEO, Principal Executive Officer, Director, Principal Financial Officer, and Principal Accounting Officer

---

Exhibit A

FINANCIAL STATEMENTS

Stride Tech Medical Inc.

Income Statement

January - December 2022

	TOTAL
Income	
40000 Sales	
Grips	32.88
Total 40000 Sales	**32.88**
Sales of Product Income	32.88
Total Income	**$65.76**
GROSS PROFIT	**$65.76**
Expenses	
60000 Advertising & Marketing	25,429.70
61000 Bank Service Charges	61.45
63000 Office Expenses	2,040.31
Amazon Web Services	84.30
GitHub Software	40.00
Total 63000 Office Expenses	**2,164.61**
63100 Postage & Shipping	
FedEx	249.19
Total 63100 Postage & Shipping	**249.19**
64000 Payroll Expense	
Deferred Compensation Expense	32,307.81
Payroll Taxes	1,449.78
Total 64000 Payroll Expense	**33,757.59**
65000 Research & Development	60,391.62
Prototype Fabrication	9,827.96
Total 65000 Research & Development	**70,219.58**
66000 Professional Fees	
Accounting	3,768.80
Legal	1,037.00
Total 66000 Professional Fees	**4,805.80**
71000 Employee Reimbursements	8,312.53
Legal	132.00
Melio Credit card fee	75.59
Payroll Expenses	
Taxes	7,593.39
Wages	82,430.63
Total Payroll Expenses	**90,024.02**
Reimbursements	10,000.00
Total Expenses	**$245,232.06**
NET OPERATING INCOME	**$ -245,166.30**

Stride Tech Medical Inc.

Income Statement

January - December 2022

	TOTAL
Other Income	
41000 Interest Income	20.26
Total Other Income	**$20.26**
NET OTHER INCOME	**$20.26**
NET INCOME	**$ -245,146.04**

Stride Tech Medical Inc.

Income Statement
January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
60000 Advertising & Marketing	703.64
Conferences & Meetings	1,061.77
Website	307.90
Total 60000 Advertising & Marketing	**2,073.31**
61000 Bank Service Charges	256.00
61500 Hardware/Software Purchases	26,455.00
61900 Licenses, Dues & Subscriptions	851.00
62000 Meals & Entertainment	293.12
63000 Office Expenses	1,451.37
Amazon Web Services	383.62
G Suite Business	462.00
GitHub Software	133.53
Misc	26.49
Total 63000 Office Expenses	**2,457.01**
63100 Postage & Shipping	
FedEx	383.19
Total 63100 Postage & Shipping	**383.19**
64000 Payroll Expense	
Deferred Compensation Expense	22,870.45
Payroll Taxes	701.34
Salaries & Wages	9,926.68
Total 64000 Payroll Expense	**33,498.47**
64100 Payroll Processing Fees	-64.37
65000 Research & Development	55,379.48
Prototype Fabrication	29,192.15
Total 65000 Research & Development	**84,571.63**
66000 Professional Fees	500.00
Accounting	3,601.02
Compliance	7,620.99
Legal	984.75
Total 66000 Professional Fees	**12,706.76**
70000 Travel	27.90
Deferred Contractor Expense	2,574.00
Melio Credit card fee	40.29

Stride Tech Medical Inc.

Income Statement

January - December 2021

	TOTAL
Payroll Expenses	
Taxes	10,846.19
Wages	63,010.95
Total Payroll Expenses	**73,857.14**
Reimbursements	2,865.14
Salaries Payable	0.00
Total Expenses	**$242,845.59**
NET OPERATING INCOME	**$ -242,845.59**
Other Income	
41000 Interest Income	31.93
42000 Other Income	17,175.00
Total Other Income	**$17,206.93**
NET OTHER INCOME	**$17,206.93**
NET INCOME	**$ -225,638.66**

Stride Tech Medical Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10001 CHASE BUS TOTAL SAV (1778)	0.00
10002 TOTAL BUS CHK (1660)	0.00
10003 Elev Savings	35,551.75
10004 Elev Checking	320.27
Total Bank Accounts	**$35,872.02**
Other Current Assets	
Payroll Refunds	50.37
Total Other Current Assets	**$50.37**
Total Current Assets	**$35,922.39**
Fixed Assets	
15300 Furniture & Equipment	
Tim Laptop	2,227.95
Total 15300 Furniture & Equipment	**2,227.95**
16000 Accumulated Depreciation	-2,227.95
17000 Patent	
StrideTech Go	8,785.53
Total 17000 Patent	**8,785.53**
Total Fixed Assets	**$8,785.53**
Other Assets	
18900 Security Deposits Asset	66.00
Total Other Assets	**$66.00**
TOTAL ASSETS	**$44,773.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	115.88
Total Accounts Payable	**$115.88**
Credit Cards	
Credit Card 9102	7,868.01
Total Credit Cards	**$7,868.01**
Other Current Liabilities	
22000 Payroll Liabilities	
Federal Taxes (941)	3,994.77

Stride Tech Medical Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Total 22000 Payroll Liabilities	**3,994.77**
Compensation Liability	64,409.06
Contractor Liability	2,574.00
Direct Deposit Payable	930.55
Payroll Liabilities	
CO Income Tax	639.00
CO Unemployment Tax	50.09
Federal Taxes (941/944)	-292.22
Federal Unemployment (940)	131.12
Total Payroll Liabilities	**527.99**
Share Repurchase Liability	9.45
Total Other Current Liabilities	**$72,445.82**
Total Current Liabilities	**$80,429.71**
Long-Term Liabilities	
28000 PPP Loan	0.00
28001 Catalize CU	0.00
Convertible Notes	
Aila Main	10,000.00
Deming Center Venture Fund	25,000.00
George Douaire	10,000.00
Glenn Klauke	15,000.00
Ivan Yuen	24,990.00
James Ertmann	10,000.00
James McCauley	10,000.00
Jean Kempner	10,000.00
Joe Ed McCreery	10,000.00
Joseph McCreery	10,000.00
Mitchell Goldsmith	20,000.00
Param Singh	100,000.00
Peter Nestos	10,000.00
Sally Cottingham	10,000.00
Terry O'Brien	20,000.00
William Nestos	10,000.00
Total Convertible Notes	**304,990.00**
The Caruso Foundation	50,000.00
Total Long-Term Liabilities	**$354,990.00**
Total Liabilities	**$435,419.71**

Stride Tech Medical Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
29000 Paid In Capital	
Andrew Plum	17,390.95
Boomtown COPIC Fund I LLC	34,996.81
George Douaire	113.75
Humsini Acharya	17,390.95
Maxwell Watrous	695.24
Timothy Visos-Ely	19,477.86
Total 29000 Paid In Capital	**90,065.56**
Common Stock	**176,815.56**
Opening Balance Equity	0.00
Retained Earnings	-412,380.87
Net Income	-245,146.04
Total Equity	**$ -390,645.79**
TOTAL LIABILITIES AND EQUITY	**$44,773.92**

Stride Tech Medical Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10001 CHASE BUS TOTAL SAV (1778)	254.00
10002 TOTAL BUS CHK (1660)	0.00
10003 Elev Savings	30,965.39
10004 Elev Checking	8,656.38
Total Bank Accounts	**$39,875.77**
Total Current Assets	**$39,875.77**
Fixed Assets	
15300 Furniture & Equipment	
Tim Laptop	2,227.95
Total 15300 Furniture & Equipment	**2,227.95**
16000 Accumulated Depreciation	-2,227.95
17000 Patent	
StrideTech Go	8,785.53
Total 17000 Patent	**8,785.53**
Total Fixed Assets	**$8,785.53**
Other Assets	
18900 Security Deposits Asset	66.00
Total Other Assets	**$66.00**
TOTAL ASSETS	**$48,727.30**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	40.29
Total Accounts Payable	**$40.29**
Other Current Liabilities	
22000 Payroll Liabilities	
Federal Taxes (941)	3,994.77
Total 22000 Payroll Liabilities	**3,994.77**
Compensation Liability	32,101.25
Contractor Liability	2,574.00
Direct Deposit Payable	930.55
Payroll Liabilities	
CO Income Tax	1,028.00
CO Unemployment Tax	96.32
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	217.99

Stride Tech Medical Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
Total Payroll Liabilities	**1,342.31**
Share Repurchase Liability	9.45
Total Other Current Liabilities	**$40,952.33**
Total Current Liabilities	**$40,992.62**
Long-Term Liabilities	
28000 PPP Loan	0.00
28001 Catalize CU	0.00
Convertible Notes	
Aila Main	10,000.00
Deming Center Venture Fund	25,000.00
George Douaire	10,000.00
Glenn Klauke	15,000.00
James Ertmann	10,000.00
James McCauley	10,000.00
Jean Kempner	10,000.00
Joe Ed McCreery	10,000.00
Joseph McCreery	10,000.00
Mitchell Goldsmith	20,000.00
Param Singh	100,000.00
Peter Nestos	10,000.00
Sally Cottingham	10,000.00
Terry O'Brien	20,000.00
William Nestos	10,000.00
Total Convertible Notes	**280,000.00**
The Caruso Foundation	50,000.00
Total Long-Term Liabilities	**$330,000.00**
Total Liabilities	**$370,992.62**
Equity	
29000 Paid In Capital	
Andrew Plum	17,390.95
Boomtown COPIC Fund I LLC	34,996.81
George Douaire	113.75
Humsini Acharya	17,390.95
Maxwell Watrous	695.24
Timothy Visos-Ely	19,477.86
Total 29000 Paid In Capital	**90,065.56**
Common Stock	49.99
Opening Balance Equity	0.00
Retained Earnings	-186,742.21

Stride Tech Medical Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
Net Income	-225,638.66
Total Equity	**$ -322,265.32**
TOTAL LIABILITIES AND EQUITY	**$48,727.30**

Stride Tech Medical Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-245,146.04
Adjustments to reconcile Net Income to Net Cash provided by operations:	**39,386.72**
Net cash provided by operating activities	**$ -205,759.32**
FINANCING ACTIVITIES	
Convertible Notes:Ivan Yuen	24,990.00
Common Stock:Common Investors	176,765.57
Net cash provided by financing activities	**$201,755.57**
NET CASH INCREASE FOR PERIOD	**$ -4,003.75**
Cash at beginning of period	39,875.77
CASH AT END OF PERIOD	**$35,872.02**

Stride Tech Medical Inc.

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-225,638.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
20000 Accounts Payable	40.29
Compensation Liability	32,101.25
Contractor Liability	2,574.00
Direct Deposit Payable	930.55
Payroll Liabilities:CO Income Tax	1,028.00
Payroll Liabilities:CO Unemployment Tax	96.32
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	217.99
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**36,988.40**
Net cash provided by operating activities	**$ -188,650.26**
INVESTING ACTIVITIES	
17000 Patent:StrideTech Go	-390.00
Net cash provided by investing activities	**$ -390.00**
FINANCING ACTIVITIES	
28000 PPP Loan	-5,500.00
Convertible Notes:Aila Main	10,000.00
Convertible Notes:George Douaire	10,000.00
Convertible Notes:Glenn Klauke	15,000.00
Convertible Notes:James Ertmann	10,000.00
Convertible Notes:James McCauley	10,000.00
Convertible Notes:Jean Kempner	10,000.00
Convertible Notes:Joe Ed McCreery	10,000.00
Convertible Notes:Joseph McCreery	10,000.00
Convertible Notes:Mitchell Goldsmith	20,000.00
Convertible Notes:Peter Nestos	10,000.00
Convertible Notes:Sally Cottingham	10,000.00
Convertible Notes:Terry O'Brien	20,000.00
Convertible Notes:William Nestos	10,000.00
Net cash provided by financing activities	**$149,500.00**
NET CASH INCREASE FOR PERIOD	**$ -39,540.26**
Cash at beginning of period	79,416.03
CASH AT END OF PERIOD	**$39,875.77**

Statement of Changes in Equity

	Common stock		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total Stockholders' Deficit
Beginning Balance 12/01/2021	584,353	$ 50	$ 90,168	$ (186,743)	$ (96,525)
Issuance of Common Stock	-	-	-	-	$ -
Treasury Stock	-	-	-	-	$ -
Net income (loss)	-	-	-	(225,639)	$ (225,639)
Ending Balance 12/31/2021	-	$ 50	$ 90,168	$ (412,382)	$ (322,164)
Issuance of Common Stock	176,348	176,766	-	-	$ 176,766
Additional Paid in Capital	-	-	-	-	$ -
Net income (loss)	-	-	-	(245,146)	$ (245,146.00)
Ending Balance 12/31/2022	176,348	$ 176,816	$ 90,168	$ (657,528)	$ (390,544)

NOTE 1 – NATURE OF OPERATIONS

STRIDE TECH MEDICAL, INC. was formed on JUNE 25, 20119 ("Inception") in the State of DELAWARE The financial statements of STRIDE TECH MEDICAL, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in BOULDER, COLORADO

STRIDE TECH MEDICAL, INC. manufactures and distributes a universal attachment to rollators and walkers that provides real-time biofeedback on posture and distance from the rollator / walker to help prevent the user from being out of position and subject to a fall.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sales of products and services when the service has been performed; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and COLORADO state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Stride Tech Medical, Inc. has issued SAFE notes to 18 investors for a total of $440,000. One investor has relinquished his $100,000 SAFE, bringing the SAFE total to $340,000. The Company currently has 95 StrideTech Pro units in inventory and is making them available for sale in Q123.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001 at Company formation. As of December 31, 2022 the company has issued 5,260,707 shares of our common stock, 176,348 through crowdfunding with a share price of $1.39.

NOTE 6 – RELATED PARTY TRANSACTIONS

George Douaire, President & CEO has deferred his salary, all deferred amounts are added to a SAFE investment made in April 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.



I, GEORGE DOUAIRE, the CHIEF EXECUTIVE OFFICER of STRIDE TECH MEDICAL, INC., hereby certify that the financial statements of STRIDE TECH MEDICAL, INC., and notes thereto for the periods ending December 31, 2021 (first Fiscal Year End of Review) and December 31, 2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

STRIDE TECH MEDICAL, INC., has not yet filed its federal tax return for 2022

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 1st day of May, 2023.

 (Signature)

President & CEO

5/1/23 (Date)

CERTIFICATION

I, George Douaire, Principal Executive Officer of Stride Tech Medical, Inc., hereby certify that the financial statements of Stride Tech Medical, Inc. included in this Report are true and complete in all material respects.

George Douaire

President, CEO, Principal Executive Officer, Director, Principal Financial Officer, and Principal Accounting Officer